

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-Mail
Mr. David Goodin
Chief Executive Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND   58506-5650

> **Re: MDU Resources Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-03480**

Dear Mr. Goodin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 68

1. We note that you recognized write-downs of oil and gas properties of $392 million in 2012. We also note your disclosure on page 69 that the ceiling is calculated as the present value of future net cash flows from proved reserves discounted at 10 percent (i.e., the standardized measure), plus the cost of unproved properties and less applicable

income taxes. The data in your tables on page 109 show that total costs capitalized for oil and gas properties is $1,340 million as of December 31, 2012 which exceeded your standardized measure of discounted future net cash flows plus the cost of unproved properties and tax basis adjustment.   Please reconcile and explain what is driving the differences in your disclosures. Please add clarifying disclosures in future filings and provide us with a draft of your proposed disclosures.

Goodwill, page 69

2. We note your disclosure that reporting units are your operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which your chief executive officer and other management regularly review the operating results. Please discuss how your policy compares to the guidance in ASC 350-20-35-34 and tell us how many reporting units you identified and tested for impairment.

Note 16 – Employee Benefit Plans, page 94

3. We note that you had amendments to your postretirement benefits plan and recorded prior service cost credits of $11.4 million in accumulated other comprehensive income at December 31, 2012. Please tell us and add disclosure in future filings regarding your accounting policy for amortizing prior service costs in accumulated other comprehensive income. Provide us with a draft of your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining